

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2018

Joseph Gaspar
Chief Financial Officer
Elbit Systems Ltd.
Advanced Technology Center
P.O. Box 539
Haifa 3100401 Israel

> **Re: Elbit Systems Ltd.**
> **Form 20-F for the Year Ended December 31, 2017**
> **Filed March 20, 2018**
> **File No. 000-28998**

Dear Mr. Gaspar:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure